UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of December 09, 2004

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Material Change Report (BC FORM F51-102F3) dated December 09, 2004
2)	Report made pursuant to Section 111 of the British Columbia Securities Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Peter Loretto
Peter Loretto
President
Chief Executive Officer
Date: December 09, 2004

This is the form of material change report required under section 85(1) of the Securities Act.

FORM F51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd. 1407-1050 Burrard Street Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about December 09, 2004

Item 3.	News Release

December 09, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Exercises Austral Warrants

Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) announced today that it has exercised 836,845 Austral Pacific Energy Ltd. ("Austral") (TSX-V: APX and OTC BB: APXYF) share purchase warrants at an exercise price of US$1.50 per share.

Item 5.	Full Description of Material Change

Vancouver, BC, December 9, 2004 - Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) announced today that it has exercised 836,845 Austral Pacific Energy Ltd. ("Austral") (TSX-V: APX and OTC BB: APXYF) share purchase warrants at an exercise price of US$1.50 per share. Trans-Orient now holds 1,240,990 shares or approximately 7.59% of Austral's outstanding shares and holds an additional 382,750 share purchase warrants of Austral. Vancouver businessman, Peter Loretto, the controlling shareholder of Trans-Orient now owns, 13.40% of Austral inclusive of his indirect holdings through Trans-Orient. Currently, Trans-Orient Petroleum Ltd. has 2,516,823 shares outstanding. Trans Orient has acquired the shares for investment purposes.

For further Information Contact:
Dan Brown of Trans-Orient Petroleum Ltd. at 604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report
December 09, 2004

"Peter Loretto" ______________________________ Peter Loretto, President/Chief Executive Officer Place of Declaration: Vancouver, British Columbia

REPORT MADE PURSUANT TO SECTION 111
OF THE BRITISH COLUMBIA SECURITIES ACT

  Name and Address of Offeror:

  Trans-Orient Petroleum Ltd., 1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3.

  Name and Address of the Target Company:

  Austral Pacific Energy Ltd., 284 Karori Road, PO Box 17258, Wellington, New Zealand

  Number of securities of the Target Company that were acquired by the Offeror:

  Trans-Orient Petroleum Ltd., acquired ownership of 836,845 common shares (equal to 5.12% of the outstanding shares of the Target Company) at a price of US$1.50 per share, for total consideration of US$1,255,267.50 through the exercise of share purchase warrants dated December 4, 2003.

  Beneficial ownership of, and the control or direction over, any of the securities of the Target Company by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition:

  Peter Loretto, the control person of the offeror, as a consequence beneficially owns or exercises control or direction over, 2,189,440 common shares (equal to 13.40% of the outstanding shares of the Target Company) and share purchase warrants to purchase 382,750 shares (equal to 2.29% of the common shares of the target Company on a diluted basis). Of the total common shares of 2,189,440 held, 1,240,990 common shares and 382,750 warrants are held by Trans-Orient.

  Name of the market in which the transaction took place:

  Not applicable.

  The purpose of the Offeror, and of all persons acting jointly or in concert with the Offeror, in making the acquisition, including any intention of the Offeror and all persons acting jointly or in concert with the Offeror, to increase the beneficial ownership of, or control or direction over, any of the securities of the Target Company:

  Investment purposes. The Offeror may acquire additional securities in the market or otherwise, for investment purposes.

  Names of all persons acting jointly or in concert with the Offeror in connection with the securities of the Target Company:

  Peter Loretto is the controlling shareholder of Trans-Orient and accordingly, Mr. Loretto and Trans-Orient are deemed to be acting jointly or in concert.

DATED this 9th day of December, 2004.

Trans Orient Petroleum Ltd

per:    "Peter Loretto"

____________________________________
Peter Loretto, President and CEO